Manufacturing, Purchasing and Quality


FORD NEWS

Contact:  Bert Serre
          (313)322-1185

FORD TO RESTRUCTURE ITS GLASS BUSINESS

     Dearborn, Mich., April 4 --- Employees of Ford Motor
Company's Glass Division were advised today that the company intends to significantly restructure its North American glass operations.

     The company has initiated preliminary discussions with several major glass companies about the possibility of acquiring an interest in Ford's glass business. More intensive discussions with these companies will take place over the next several weeks.

     The division has plants in Dearborn, (Mich.), Nashville, (Tenn.), Tulsa, (Okla.), Juarez, (Mexico) and administrative, design and development, sales and warehousing activities located in the United States.

     The Glass Division supplies automotive glass to Ford assembly plants in North America, produces automotive glass for the after market and also produces architectural glass.

     The division has approximately 4,100 employees.